Exhibit 1

[GRAPHIC OMITTED]

                                                                   Media Release

Grubb & Ellis      |BRE
Property Solutions |Commerical, LLC
Worldwide          |






                                      Contact: Alison Melnychenko - 602.224.4459
                                               alison.melnychenko@brephoenix.com

                                               Greg Sherwood - 303.572.5592
                                               greg.sherwood@grubb-ellis.com



                  Grubb & Ellis|BRE Commercial Opens in Phoenix


Phoenix, AZ (April 11, 2003) -Grubb & Ellis Company has finalized an agreement with its Phoenix office that significantly changes that office's structure. On April 1, working in conjunction with BRE Commercial, the company's Phoenix office began operating as an affiliate, Grubb & Ellis|BRE Commercial. The business model, unique to the real estate industry, is designed to test whether the firm can enhance service to its clients by providing local ownership as well as access to an international platform.

     "Grubb & Ellis is committed to being a leader in the global real estate services industry by structuring our firm in a manner that will allow us to best serve the needs of both our clients and our professionals," said Robert Osbrink, Executive Vice President, Transaction Services, Western Region. "To provide our clients consistent, quality service we continually look for innovative ways to recruit and retain the best in the industry. We believe this is the best structure, operationally, for our Phoenix office.

     The company said the size, makeup and success of the Phoenix office have often made it a test location for best practices within Grubb & Ellis. "The process for allowing our Phoenix professionals the opportunity to share in the success of their office actually began in 1999 when we instituted a profit sharing plan. Now, two years later we are taking that experiment a step further by implementing an alternative form of ownership," Osbrink said.

     BRE Commercial, the largest internally-owned brokerage firm in the San Diego area has an ownership stake in the new entity and, unlike its other affiliate relationships, Grubb & Ellis will have an option to acquire an equity ownership position in Grubb &Ellis|BRE Commercial as well.


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Grubb & Ellis/BRE Commercial Opens Phoenix Office


     "This structure offers the best of all worlds," said Don Morrow, Managing Principal and Executive Vice President of Grubb & Elli|BRE Commercial. "By maintaining our affiliation with Grubb & Ellis we'll be able to take advantage of the company's global platform. It's a platform that both our professionals and clients know and trust. We'll also have access to BRE Commercial's successful business model. Most importantly, we'll be able offer our professionals a unique structure that allows them to reap the benefits of their success and provides a higher degree of control over their future." Stan Shafer, one of the Phoenix office's investment advisors, described how that would positively affect the advisors, "We believe that this new model will allow us to attract and retain the best and brightest in the industry. More importantly, it will allow our professionals to work in an environment where collaboration and opportunity thrive and can be rewarded by the ownership bond."

     "We are excited about extending our brand and building relationships with the experienced professionals in the Phoenix marketplace. This new partnership is a significant step in our mission to become a Pacific Southwest powerhouse for commercial real estate services," said John D. Frager, President and Chief Executive Officer of BRE Commercial.

     Grubb & Ellis|BRE Commercial will maintain its office at the former Grubb & Ellis location, 2375 E. Camelback Road, Suite 300, in Phoenix. For more information on Grubb & Ellis|BRE Commercial contact Alison Melnychenko, Director of Public Relations at 602.224.4400.

BRE Commercial: BRE Commercial is one of Southern California's leading privately-held commercial real estate brokerage firms. Based in San Diego and a leader in market coverage, BRE represents approximately 29.5 million sq. ft. of industrial, office and retail properties throughout the region. With corporate office locations in Carlsbad, Golden Triangle (UTC) and downtown San Diego, the BRE team consists of approximately 110 commercial real estate professionals and personnel. The company maintains extensive expertise in all phases of commercial real estate transactions, including leasing, investment sales, property management, market research analysis and financial analysis. For more information about BRE Commercial please visit WWW.BRECOMMERCIAL.COM.

Grubb & Ellis Company (OTC: GBEL): With access to collective resources of more than 8,000 people in over 200 offices in 31 countries, Grubb & Ellis is one of the world's leading providers of integrated real estate services. The company provides a full range of real estate services, including transaction, management and consultative services, to users and investors worldwide through its domestic offices and affiliates, global strategic alliance with Knight Frank, one of the leading property consulting firms in Europe, Africa and Asia


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Grubb & Ellis/BRE Commercial Opens Phoenix Office

Pacific, and with Canada's Avison Young. For more information, visit the company's website at www.grubb-ellis.com.

Certain statements contained in this press release, which are not historical facts, are forward-looking statements, as the term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those currently anticipated due to a number of factors, which include, but are not limited to: the efficacy of the new structure of the Phoenix office as far as the Company is concerned, issues affecting real estate on both a national and local basis, general economic conditions, the ability of the Company to effectively respond to changing market conditions, and other factors that are discussed in the Company's Annual Report on 10-K for the fiscal year ended June 30, 2002 and the Company's quarterly reports on Form 10-Q for the three (3) month periods ended September 30, 2002, December 31, 2002 and March 31, 2003, all of which have been filed with the Securities and Exchange Commission.